Exhibit 99.1

Press Release

Purple Biotech Appoints Lior Fhima as Chief Financial Officer

Seasoned financial executive strengthens management team

REHOVOT, Israel, NOVEMBER 2, 2022 -- (GLOBE NEWSWIRE) Purple Biotech Ltd. (“Purple Biotech”, or the “Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class, effective and durable therapies by harnessing the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance, today announced the appointment of Lior Fhima, CPA, MBA, as Chief Financial Officer of the Company. Mr. Fhima brings deep expertise in financial management in the pharmaceutical industry and strong managerial capabilities.

“We are honored to welcome Lior Fhima to the executive management team,” said Gil Efron, Chief Executive Officer of Purple Biotech. “Lior has shown consistent success in his previous leadership positions, and I am confident in his ability to drive growth for Purple. His previous experience combined with his work ethic, leadership, and financial expertise make him a valuable addition to our team as we focus on the continued execution of our clinical programs.”

Mr. Fhima joins Purple Biotech as CFO at an important time, with the Company in a strong financial position with a cash runway through the end of 2024. Before joining Purple, Mr. Fhima was the CFO of Negev Ecology Ltd. He also was the Director of Finance at Kamada Ltd., a plasma-derived protein therapeutics company. Prior to that, he served as Chief Accounting Officer of G City, Ltd. (formerly Gazit Globe Ltd.). Mr. Fhima holds an MBA and graduated Magna Cum Laude with a BA in Accounting and Business/Management, both from the College of Management Academic Studies in Rishon LeZion, Israel. Mr. Fhima was granted a certified public accountant’s license in Israel in 2008.

“I am thrilled to join Purple Biotech and to work with Gil and the team on advancing our corporate strategy and clinical development programs,” said Lior Fhima, Chief Financial Officer of Purple Biotech. “I am looking forward to supporting the Company through a strong period of growth and development, working with the team to maintain and expand Purple’s relationship with the investment community.”

About Purple Biotech

Purple Biotech Ltd. is a clinical-stage company developing first-in-class therapies that overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219 and CM24. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. The Company is currently advancing NT219 as a monotherapy treatment of solid tumors, and in a dose escalation of NT219 in combination with cetuximab for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer (SCCHN) or colorectal adenocarcinoma in a phase 1/2 study; these studies will be followed by an expansion phase of NT219 at its recommended phase 2 level in combination with cetuximab in patients with recurrent and/or metastatic SCCHN. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in selected cancer indications. The Company initiated a phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement with Bristol Myers Squibb for the phase 1/2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab (Opdivo®) in addition to chemotherapy. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219 and CM24; the process by which early stage therapeutic candidates such as NT219 and CM24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2021 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:

Lior Fhima

Chief Financial Officer

IR@purple-biotech.com

Media Inquiries:
Anna Army
Account Supervisor, Integrated Communications

LaVoieHealthScience
T: +1-617-351-0246
aarmy@lavoiehealthscience.com

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